Exhibit 99.5

SUPPLEMENTAL AGREEMENT

SUPPLEMENTAL AGREEMENT (the “Supplemental Agreement”), dated as of August 31, 2022, by and among El Pollo Loco Holdings, Inc. (formerly known as Chicken Acquisition Corp.), a Delaware corporation (the “Company”) and FS Equity Partners V, L.P. (“FSEP V”), and FS Affiliates V, L.P. (“FSA V”) (collectively, the “New Stockholders”). All capitalized terms used herein without meaning shall have the meanings ascribed to such terms in the Stockholders Agreement (as defined below).

RECITALS

WHEREAS, the Company entered into a Stockholders Agreement, dated as of November 18, 2005, with Trimaran Pollo Partners, L.L.C. and certain other stockholders of the Company party thereto, as amended by Amendment No. 1 to the Stockholders Agreement dated April 20, 2006 and Amendment No. 2 to the Stockholders Agreement dated December 26, 2007 (as amended or otherwise modified from time to time, the “Stockholders Agreement”);

WHEREAS, the Company and the New Stockholders desire to execute this Supplemental Agreement pursuant to Section 9.1 of the Stockholders Agreement in order that the New Stockholders may be a party to the Stockholders Agreement.

NOW THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:

1.    Agreement by the New Stockholders. By executing this agreement, the New Stockholders hereby agree to be bound, as a party to the Stockholder Agreement, to all of the provisions of the Stockholder Agreement applicable to a Stockholder, in the same manner as if each of the New Stockholders had executed the Stockholder Agreement.

2.    Agreement by the Company.

(a)    The Company hereby accepts each of the New Stockholders as a party to the Stockholders Agreement with all of the rights and privileges, and subject to all of the obligations, to which a Stockholder is entitled or subject to under the Stockholders Agreement.

(b)    If within six months from the date hereof, the Company consummates a merger, reclassification or consolidation (but for the avoidance of doubt, excluding any acquisition of Common Stock pursuant to any share buyback, tender offer or otherwise) (the “Merger”), and in connection with such consummation of the Merger, upon the written request of FS, the Company agrees to adopt the resolutions substantially in the form attached hereto as Exhibit A prior to the consummation of such Merger .

3.    Governing Law. This Agreement and the rights and obligations of the parties hereunder and the parties subject hereto shall be governed by, and construed and interpreted in accordance with, the law of the state of Delaware, without giving effect to any contrary result otherwise required under applicable choice of law principles.

4.    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same Agreement.

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IN WITNESS WHEREOF, the undersigned have executed this Supplemental Agreement as of the date first set forth above.

EL POLLO LOCO HOLDINGS, INC.

By:	/s/ Anne Jollay
Name:	Anne Jollay
Title:	Chief Legal Officer, General Counsel

FS EQUITY PARTNERS V, L.P.
BY: FS CAPITAL PARTNERS V, LLC

By:	/s/ John M Roth
Name:	John M Roth

FS AFFILIATES V, L.P.
BY: FS CAPITAL PARTNERS V, LLC

By:	/s/ John M Roth
Name:	John M Roth

Exhibit A

WHEREAS, the Board has determined that the disposition of shares of [Company Stock, Company Stock Options, Company Restricted Shares, Company RSUs, Company PSUs and Company SARs] held by each of the persons listed in Annex I hereto (who are officers, directors (including “directors by deputization”) and other employees of the Company) (“Company Insiders”) pursuant to the Merger should have the benefit of an exemption from Section 16 of the Exchange Act.

WHEREAS, the Board is aware that John Roth has relationships with affiliates (such affiliates, the “FS Sponsor Entities”) of [FS Funds that hold the shares] (the “FS Funds”), and that Mr. Roth and the FS Sponsor Entities have certain direct or indirect pecuniary interests in the [list relevant securities] held through the FS Funds, and that the FS Sponsor Entities (including, for the avoidance of doubt, the FS Funds) are “directors by deputization” of the Company for purposes of Section 16 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) by virtue of such relationships.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the disposition in the Merger of the shares of [Company Stock, Company Stock Options, Company Restricted Shares, Company RSUs, Company PSUs and Company SARs] held by each of the Company Insiders named in Annex I hereto, pursuant to and in accordance with the terms of the Merger Agreement and approves any and all other transactions involving the Company Insiders relating to the Merger that may be considered “acquisitions” or “dispositions” by such persons under Section 16 of the Exchange Act.

RESOLVED, FURTHER, that the foregoing approval of the disposition of the shares of [Company Stock, Company Stock Options, Company Restricted Stock, Company RSUs, Company PSUs and Company SARs] held by the Company Insiders named in Annex I in connection with the Merger is intended to exempt such dispositions and any related transactions from Section 16(b) under the Exchange Act, as provided for in Rule 16b-3 promulgated under the Exchange Act, including with respect to the disposition of direct or indirect pecuniary interests of Mr. Roth and the FS Sponsor Entities in the Shares held through the FS Funds.

Annex I

•	FS Equity Partners V, L.P., FS Affiliates V, L.P., Mr. John Roth and their respective Affiliates that are Company Insiders

•	[Others – to be determined in the Company’s sole discretion]